3/16/2004

[redacted]

SECU 04003038 OMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

cw

| SEC FILE NUMBER |
|---|
| 8- 47672 |

Firm I.D.: 37240

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.C. Timmis & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. FEB 27 2004 516

355 S. Old Woodward Avenue, Suite 270
(No. and Street)

Birmingham (City) MI (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa M. Kowalski, C.P.A. (248)626-5252
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant, Millman & Johnson, P.C.
(Name – *if individual, state last, first, middle name*)

30180 Orchard Lake Road, Suite 300, Farmington Hills, MI 48334
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

[redacted]

AX 3.18.2004

# OATH OR AFFIRMATION

I, Gerald C. Timmis III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.C. Timmis & Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN E ORTIZ
Notary Public, Macomb County, MI
My Commission Expires Mar 30, 2004
acting in Oakland County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Statement of Cash Flows
X (p) Report on Internal Control

[redacted]

G.C. TIMMIS & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2003



## ASSETS

| | |
|---|---|
| Current Assets: | |
| Cash | $ 56,766 |
| Accounts Receivable - Related Party | 24,700 |
| Total Current Assets | 81,466 |
| Property and Equipment, At Cost | 1,859 |
| Less: Accumulated Depreciation | 1,859 |
| Net Property and Equipment | - |
| TOTAL ASSETS | $ 81,466 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable | $ 41,198 |
| Accrued Expenses | 2,925 |
| Total Liabilities | 44,123 |
| Stockholder's Equity: | |
| Common Stock, No Par Value, 60,000 Shares Authorized; Issued and Outstanding 1,000 Shares | 15,000 |
| Additional Paid in Capital | 27,874 |
| Deficit | (5,531) |
| Total Stockholder's Equity | 37,343 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 81,466 |

The Accompanying Notes are an Integral Part of These Financial Statements